SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

In the Matter of                                              CERTIFICATE
Cinergy Corp., et al.                                             OF
File No. 70-9319                                              NOTIFICATION

       (Public Utility Holding Company Act of 1935)


         Pursuant to the Commission's order dated March 1, 1999 (HCAR No. 26984) (the "March 1999 Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and Cinergy Investments, Inc. ("Cinergy Investments"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy, Cinergy provides the following information (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the March 1999 Order):

1. Cinergy is concurrently filing with the Commission under a request for confidential treatment pursuant to rule 104(b) under the Act, consolidated balance sheets and income statements for Cinergy Investments, Cinergy Global Resources, Inc. ("CGR"), a Delaware corporation and direct, wholly-owned subsidiary of Cinergy, and a consolidated balance sheet only for Cinergy Technologies, Inc. ("CTI"), a Delaware corporation and direct, wholly-owned subsidiary of Cinergy, each dated as of, or for the nine-months ended, September 30, 2000. Cinergy anticipates providing an income statement for CTI in future filings.

2. The following lists amounts expended by Cinergy Investments and CTI on investments during the calendar quarter ended September 30, 2000 in those of their direct subsidiaries -- namely, (a) Cinergy Ventures, LLC, (b) Cinergy e-Supply Network, LLC, (c) Cinergy-Cadence, Inc., (d) Cinergy Communications, Inc., (e) Cinergy Centrus, Inc. and (f) Cinergy-Centrus Communications, Inc. -- that are neither (i) energy-related companies as defined in rule 58 ("rule 58 companies"), (ii) exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs") or EWG/FUCO holding companies, or (iii) Cinergy Solutions Holding Company, Inc. and its subsidiaries. (Investment information with respect to Cinergy's investments in rule 58 companies, EWGs/FUCOs and EWG/FUCO holding companies and Cinergy Solutions Holding Company, Inc. and its subsidiaries is provided in Cinergy's quarterly reports on Form U-9C-3 (with respect to rule 58 companies) and quarterly certificates filed in Files No. 70-9011 (with respect to EWGs and FUCOs and EWG/FUCO holding companies) and 70-8933 (with respect to Cinergy Solutions Holding Company, Inc.), respectively.)

     a) All previous investments, in the amount of $53 million, made by Cinergy Investments through Cinergy Communications, Inc. and its subsidiaries and an additional $18 million, made by other subsidiaries of Cinergy were transferred to CTI during the quarter ended September 30, 2000. CTI made $5 million in additional investments during the quarter.

3. The following provides information concerning the nature and extent of services provided by Intermediate Parents (as that term is used in the March 1999 Order) during the calendar quarter ended September 30, 2000, identifying the customer company, the service and the charge, and the transfer pricing therefor (i.e., whether the charge was computed at cost, market or pursuant to another method).

     a) Cinergy Global Resources, a.s., an indirect, wholly-owned subsidiary of CGR organized under the laws of the Czech Republic, provided the following services to certain associate project companies located in the Czech Republic, each of which is a FUCO (identified below):

     i. Intermediation with financial institutions to obtain financing by project companies;

     ii. Currency and interest rate risk management;

     iii. Consulting services in the area of financial and operational management of project companies; and

     iv. Re-engineering studies and implementation.

The fees charged for these services are a flat monthly fee which was established by the historical and anticipated hours of work which have been or will be provided by Cinergy Global Resources, a.s. personnel to project companies including the estimated related business expenses incurred in providing these services.

The project companies served and the fees charged for the calendar quarter ended September 30, 2000 are as follows:

Moravske Teplarny a.s.                                       $7,354
Plzenska Energetika s.r.o.                                   $8,171
Cinergetika U/L, a.s.                                        $4,903
Energetika Chropyne, a.s.                                    $1,362

     b) Cinergy Global Power Services Limited ("CGPS"), an indirect, wholly-owned subsidiary of CGR organized under the laws of the United Kingdom, provided the following services to the associate project company identified below, a Zambian FUCO:

     i. Consulting services in the area of management of project companies and ongoing business development; and

     ii. Re-engineering and restructuring services.

The fee charged for these services is a flat quarterly fee which was established according to a management agreement between CGPS and its partners in the project.

The project company served and the fee charged for the calendar quarter ended September 30, 2000 are as follows:

Copperbelt Energy Corporation PLC                            $125,000

4.  The   following   provides   information   concerning   the   formation  and
capitalization of any new Intermediate Parents and/or Nonutility Companies during the calendar quarter ended September 30, 2000.

During the calendar quarter ended September 30, 2000, the following Intermediate Parents and/or Nonutility Companies were formed or acquired -- Cinergy Technologies, Inc., Cinergy Ventures, LLC, Cinergy Ventures II, LLC, Cinergy e-Supply Network, LLC, Cinergy One, Inc., CinCap IX, LLC, CinCap X, LLC, SynCap I, LLC, Shreveport Red River Utilities, LLC, UK Electric Power Limited, Egoli Gas (Proprietary) Limited, Tsavo Power Company Limited, Tractaments de Juneda, SA., Age Inversiones en Medio Ambiente, S.L., Agrupacion Rubi, SA, Rubi Tractament Termic Eficient, SA, Cinergy Solutions of Boca Raton, LLC , Cinergy Solutions Partners, LLC, and Lansing Grand River Utilities, LLC.

Each of these entities was acquired or established either as an energy-related company under rule 58, an exempt telecommunications company ("ETC"), and/or an EWG or FUCO or project parent thereof. Any EWG/FUCO project parent or ETC in such enumeration was nominally capitalized. Capitalization information with respect to the balance of the enumerated companies is set forth in Cinergy's reports on Forms U-9C-3 and U-57 or other filings with the Commission respecting EWGs and FUCOs.

5. The following provides information concerning any loans made by Cinergy, Intermediate Parents or Nonutility Companies to associate Intermediate Parents or Nonutility Companies during the calendar quarter ended September 30, 2000 that are not exempt under rule 52(b) and the issuance of any securities that are not exempt under rule 52(b) by Intermediate Parents or Nonutility Companies during the calendar quarter ended September 30, 2000.
No such loans were made or securities issued.

6. The following provides information concerning the completion of any consolidation or reorganization of Cinergy's ownership interest in Intermediate Parents and/or Nonutility Companies during the calendar quarter ended September 30, 2000, including the identity of the companies involved and their lines of business and corporate structure both before and after the consolidation or reorganization.

Cinergy Technologies, Inc. was formed July 26, 2000, as a first tier sub of Cinergy Corp. Its subsidiaries were formed (not moved) on the following dates:

         Cinergy Ventures, LLC               7/25/00
         Cinergy Ventures II, LLC            9/01/00
         Cinergy e-Supply Network, LLC       8/10/00
         Cinergy One, Inc.                   9/05/00
         Cinergy Two, Inc.                  11/06/00

Cinergy Ventures, LLC, Cinergy e-Supply Network, LLC and Cinergy Two, Inc. are all ETC's.

Certain telecommunications-related or information services-related investments of Cinergy Communications, Inc. and others were moved into various of these companies.


                                  S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 30, 2000

                                               CINERGY SERVICES, INC.


                                               By: /s/Wendy L. Aumiller
                                                   Assistant Treasurer